Offering Statement for Dig Dates, Inc. ("Dig - The Dog Person's Dating App")

This document is generated by a website that is operated by Netcapital Systems, LLC ("Netcapital"), which is not a registered broker-dealer. Netcapital does not give investment advice, endorsement, analysis or recommendations with respect to any securities. All securities listed here are being offered by, and all information included in this document are the responsibility of, the applicable issuer of such securities. Netcapital has not taken any steps to verify the adequacy, accuracy or completeness of any information. Neither Netcapital nor any of its officers, directors, agents and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy or completeness of any information in this document or the use of information in this document.

All Regulation CF offerings are conducted through Netcapital Funding Portal Inc. ("Portal"), an affiliate of Netcapital, and a FINRA/SEC registered funding-portal. For inquiries related to Regulation CF securities activity, contact Netcapital Funding Portal Inc.:

Paul Riss: paul@netcapital.com

Netcapital and Portal do not make investment recommendations and no communication, through this website or in any other medium, should be construed as a recommendation for any security offered on or off this investment platform. Equity crowdfunding investments in private placements, Regulation A, D and CF offerings, and start-up investments in particular are speculative and involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest in start-ups. Companies seeking startup investments through equity crowdfunding tend to be in earlier stages of development and their business model, products and services may not yet be fully developed, operational or tested in the public marketplace. There is no guarantee that the stated valuation and other terms are accurate or in agreement with the market or industry valuations. Additionally, investors may receive illiquid and/or restricted stock that may be subject to holding period requirements and/or liquidity concerns. In the most sensible investment strategy for start-up investing, start-ups should only be part of your overall investment portfolio. Further, the start-up portion of your portfolio may include a balanced portfolio of different start-ups. Investments in startups are highly illiquid and those investors who cannot hold an investment for the long term (at least 5-7 years) should not invest.

The information contained herein includes forward-looking statements. These statements relate to future events or to future financial performance, and involve known and unknown risks, uncertainties, and other factors, that may cause actual results to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties, and other factors, which are, in some cases, beyond the company's control and which could, and likely will, materially affect actual results, levels of activity, performance, or achievements. Any forward-looking statement reflects the current views with respect to future events and is subject to these and other risks, uncertainties, and assumptions relating to operations, results of operations, growth strategy, and liquidity. No obligation exists to publicly update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

The Company

1. **What is the name of the issuer?**

Dig Dates, Inc.

419 Romain St

Gretna, LA 70053

Eligibility

2. **The following are true for Dig Dates, Inc.:**

   - Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.

   - Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.

   - Not an investment company registered or required to be registered under the Investment Company Act of 1940.

   - Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).

   - Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).

   - Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. **Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?**

   No.

Directors, Officers and Promoters of the Company

4. **The following individuals (or entities) represent the company as a director, officer or promoter of the offering:**

Leigh Isaacson

Leigh Isaacson founded Dig Dates, Inc in 2017 and is CEO. Leigh was an investigative TV Reporter in Syracuse at WSYR-TV, for One Africa TV in Namibia, and at WVUE-TV in New Orleans until 2015. Leigh was the Southeast Louisiana Regional Director for a large nonprofit out of Baton Rouge (The Coastal Conservation Association of Louisiana) from 2015-2017. Leigh teaches a Master's class on Media, Terrorism and Disasters and an undergraduate online class Intro to Journalism part-time as a Tulane University Adjunct Professor. She has her bachelor's degree in Broadcast Digital Journalism from Syracuse University and Master's Degree in Homeland Security and Emergency Response Management from Tulane University. 3 Year Work History: Dig Dates, Inc., CEO and Co-Founder, Begin (07/17) - Present Coastal Conservation Association of Louisiana, Southeast Regional Director, Begin (02/15) - End (01/18)

Casey Isaacson

Casey has been Co-Founder and Chief Creative Officer at Dig Dates, Inc. since 2017. Before that, she was a Senior Art Director at The&Partnership, and in 2016 she was an Art Director at Figliulo&partners. Casey got her BFA in Communications Design at Pratt Institute. 3 Year Work History: Dig Dates, Inc., Co-Founder and Chief Creative Officer, Begin (07/17) - Present Freelance Associate Creative Director, Begin (11/17) - Present The&Partnership, Senior Art Director, Begin (11/16) - End (11/17) Figliulo&Partners, Art Director, Begin (02/14) - End (11/16)

Keith Isaacson

Keith Isaacson is a Co-Founder of Dig Dates and has been with the company since inception. Previously, he started 5 medical companies with two exits. Dr. Isaacson was born and raised in Atlanta, Georgia. He graduated cum laude from Tulane University with honors in biology in 1979 and attended medical school at the Medical College of Georgia. Dr. Isaacson finished his residency in Obstetrics and Gynecology at the Ochsner Clinic in New Orleans, LA. He then finished a fellowship in Reproductive Endocrinology and Infertility at the University of Pennsylvania. He is currently board certified in Reproductive Endocrinology and general Obstetrics and Gynecology. Dr. Isaacson was the Division Director of Reproductive Endocrinology and Infertility at the Massachusetts General Hospital from 1991 until 2001. In the fall of 2001, he left to open a center for minimally invasive gynecologic surgery and infertility at Newton Wellesley Hospital. He is currently director of the residency and fellowship for minimally invasive gynecologic surgery and infertility. Dr Isaacson is the Co-Director of the Center for Gynepathology Research at the Massachusetts Institute of Technology. Dr. Isaacson is the immediate past president of the Society of Reproductive Surgeons (SRS) and the past president of the American Association of Gynecologic Surgeons (AAGL). He is currently the President of the AAGL/SRS Fellowship Board of Directors and on the Board of Directors of the Society of Laparoscopic Surgeons. His recent awards include the Distinguished Surgeon Award from the American Society of Reproductive Medicine in 2013. Dr. Isaacson has focused his clinical career in advance hysteroscopic and laparoscopic procedures in women wishing to maintain their reproductive potential. He has over 75 peer-reviewed publications, numerous textbook chapters and had edited two textbooks on laparoscopic and hysteroscopic surgery. 3 Year Work History: Newton Wellesley Hospital, Partners Healthcare Director of Minimally Invasive Gynecologic Surgery and Infertility Begin (10/01) - Current

Principal Security Holders

5. **Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power. To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.**

Leigh Isaacson

Securities:	3,000,000
Class:	Common Stock
Voting Power:	33.3%

Casey Isaacson

Securities:	
3,000,000	
Class:	Common Stock
Voting Power:	33.3%

Keith Isaacson

Securities:	3,000,000
Class:	Common Stock
Voting Power:	33.3%

Business and Anticipated Business Plan

6. **Describe in detail the business of the issuer and the anticipated business plan of the issuer.**

Dig pierces the booming $70B US pet industry through our lead product, the Dig App, which allows Dig to connect to the dog-loving community online as well as through localized events and community outreach. Our mission is to utilize the driving forces of love, companionship, and community to provide a warm, open, and thriving environment to support our clients' journey for romance. Dig's approach fills current gaps in both the pet tech and online dating spaces. The intelligent information and data garnered from the Dig App offers valuable opportunities for the pet tech industry, allowing Dig to capitalize on the booming nature of the pet tech industry and leverage the demand for pet-related data. Dig Dates, Inc ("Dig"), has developed a dating app that connects dog-people based on what is important to them: their need for their future significant other to be compatible with their four-legged companion and the lifestyle of being a dog owner or lover. A successful match signifies a valuable and important moment in the dog's life when it may go from one owner to two, doubling possible household resources, time, and love for the dog. Dig is free for users. Companies pay to sponsor features on the app and for vendor space at Dig events. Dig executes co-promotional campaigns with companies and pet rescue groups. As Dig grows, we plan to offer optional paid subscription tiers to users with additional features. We've formed partnerships with brands interested in entering the dog space such as WeWork, who, as our events partners, gives Dig their space, beer, access to their community, staff, and more for free for Dig to host launch events across the country. Dig is using the dog lifestyle information garnered from the app to improve user experience by building stronger matching algorithms, which leads to more success stories for dog lovers on the app and beyond.

For additional information, please see attached *businessplan.pdf*

Dig - The Dog Person's Dating App currently has 4 employees.

Risk Factors

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority.

Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

7. **Material factors that make an investment in Dig Dates, Inc. speculative or risky:**

   1. If Dig Dates, Inc. is unable to raise additional capital on acceptable terms, it may be unable to maintain sufficient growth or commercialize its products. Dig Dates, Inc. will require substantial future capital in order to continue to conduct research and development as well as marketing required to scale the business. We are seeking to raise up to $107,000 in this offering. However, as we discuss in our business plan, we plan to raise up to $1 million in our seed round. There can be no assurance that additional funding will be available on acceptable terms. Failure to satisfy our capital requirements will adversely affect Dig Dates, Inc.'s business, financial condition and results of operations because Dig Dates, Inc. would be left without the capital required to complete product development, obtain regulatory approvals, or establish sales and marketing capabilities.
   2. Because Dig Dates, Inc. has a history of operating losses, and expects to generate operating losses for the foreseeable future, it may not achieve profitability for some time, if at all. Dig Dates, Inc. is in an early stage of development and, therefore, has a limited history of operations.
   3. Dig Dates, Inc. is faced with all of the risks associated with a company in the early stage of development. In addition, Dig Dates, Inc.'s business is subject to numerous risks associated with a new company in our industry. Such risks include, among other things, competition from well-established and well-capitalized companies and unanticipated development difficulties and risks associated with the need for regulatory approval. Because Dig Dates, Inc. is focused on product development and user growth, Dig Dates, Inc. has not generated significant product revenues to date. Dig Dates, Inc. has incurred losses in its year of operations and expects to continue to incur losses for the foreseeable future.
   4. The process of developing Dig Dates, Inc.'s products requires significant research and development which is costly and does not result in revenues or profits. There can be no assurance that Dig Dates, Inc. will ever generate sufficient commercial sales or achieve profitability. Should this be the case, investors could lose their entire investment.
   5. The Company may not pay dividends for the foreseeable future. Unless otherwise specified in the offering documents and subject to state law, you are not entitled to receive any dividends on your interest in the Company. Accordingly, any potential investor who anticipates the need for current dividends or income from an investment should not purchase any of the securities offered on the Site.
   6. Any valuation at this stage is difficult to assess. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.
   7. Any forecasts we make about our operations may prove to be inaccurate. We must, among other things, determine appropriate risks, rewards, and level of investment in our product lines, respond to economic and market variables outside of our control, respond to competitive developments and continue to attract, retain, and motivate qualified employees. There can be no assurance that we will be successful in meeting these challenges and addressing such risks and the failure to do so could have a materially adverse effect on our business, results of operations, and financial condition. Our prospects must be considered in light of the risks, expenses, and difficulties frequently encountered by companies in the early stage of development. As a result of these risks, challenges, and uncertainties, the value of your investment could be significantly reduced or completely lost.
   8. Intense competition in the markets in which we compete could prevent us from generating or sustaining revenue growth and generating or maintaining profitability. Our business is

competitive, and we expect it to become increasingly competitive in the future as more startups enter the industry. We may also face competition from large companies, any of which might have more capital than we have, and launch its own business that competes with us.

9. Maintaining our reputation is critical to our ability to attract and retain clients, and our failure, or perceived failure, to appropriately operate our business or deal with matters that give rise to reputation risk may materially and adversely harm our business, prospects and results of operations. Our failure to deliver appropriate standards of service and quality could result in customer dissatisfaction, litigation and heightened regulatory scrutiny, all of which can lead to lost revenue, higher operating costs and harm to our reputation. Further, negative publicity regarding us, whether or not true, may be detrimental to our business.

10. Our future growth depends to a large extent on our ability to effectively anticipate and adapt to customer requirements and offer services that meet customer demands. If we are unable to attract customers and/or retain customers, our business, results of operations and financial condition may be materially adversely affected.

11. We operate in an emerging market that is characterized by rapid changes in customer requirements, frequent introductions of new and enhanced products, and continuing and rapid technological advancement. To compete successfully in this emerging market, we must continue to design, develop, manufacture, and sell new and enhanced cloud software solutions products and services that provide higher levels of performance and reliability at lower cost. If we are unable to develop new services that address our customers' needs, to deliver our applications in one seamless integrated product offering that addresses our customers' needs, or to enhance and improve our services in a timely manner, we may not be able to achieve or maintain adequate market acceptance of our services. Our ability to grow is also subject to the risk of future disruptive technologies.

12. We are subject to the data privacy and protection laws and regulations adopted by federal, state and foreign governmental agencies. Data privacy and protection is highly regulated and may become the subject of additional regulation in the future. Privacy laws restrict our storage, use, processing, disclosure, transfer and protection of personal information, including credit card data, provided to us by our customers as well as data we collect from our customers and employees. We strive to comply with all applicable laws, regulations, policies and legal obligations relating to privacy and data protection. However, it is possible that these requirements may be interpreted and applied in a manner that is inconsistent from one jurisdiction to another and may conflict with other rules or our practices. Should this occur, we may be subject to fines, penalties and lawsuits, and our reputation may suffer. We may also be required to make modifications to our data practices that could have an adverse impact on our business.

13. We cannot assure you that the steps we have taken to protect our property rights will prevent misappropriation of our technology. To protect our rights to our intellectual property, we rely on a combination of trade secrets, confidentiality agreements and other contractual arrangements with our employees, affiliates, strategic partners and others. We may be unable to detect inappropriate use of our technology. Failure to adequately protect our intellectual property could materially harm our brand, devalue our proprietary content and affect our ability to compete effectively. Further, defending any technology rights could result in significant financial expenses and managerial resources.

14. We will need to raise additional financing. Our ability to implement our business plan will depend on our ability to obtain additional financing in the future. If adequate funds are not available on acceptable terms, our ability to continue and grow our businesses would be dependent on the cash from our operations, which may not be sufficient.

15. These documents have not been reviewed or approved by the government. No government agency or authority has reviewed or approved this offering or any of the documents provided to you relating to our crowd funding efforts, including these Risk Factors. You are expected to conduct your own review and analysis before deciding whether to purchase the securities.

The Offering

Dig Dates, Inc. ("Company") is offering securities under Regulation CF, through Netcapital Funding Portal Inc. ("Portal"). Portal is a FINRA/SEC registered funding portal and will receive cash compensation equal to 4.9% of the value of the securities sold through Regulation CF. Investments made under Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest.

The Company plans to raise between $10,000 and $107,000 through an offering under Regulation CF. Specifically, if we reach the target offering amount of $10,000, we may conduct the first of multiple or rolling closings of the offering early if we provide notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

In the event The Company fails to reach the offering target of $10,000, any investments made under the offering will be cancelled and the investment funds will be returned to the investor.

8. **What is the purpose of this offering?**

Technology Development & Operations- Build-out tech team; continue to advance technology so it has advanced functionality and an interface that continues to be appealing and user-friendly; develop and maximize valuable data analytics. Marketing/Events & Customer Acquisition- Build-out marketing team and brand ambassadors; drive targeted hyper-localized marketing, events, PR, and partnerships. Strategically target all efforts in this area to achieve 100,000 active users and maximize advertising and partnership revenues. Business Operations & Development- Build-out management team to strategically maximize the growth of company and products. General/Administrative- General and administrative fixed costs to keep the company operational at this level.

9. **How does the issuer intend to use the proceeds of this offering?**

Uses	If Target Offering Amount Sold	If Maximum Amount Sold
Intermediary Fees	$490	$5,243
Technology	$2,150	$21,500
Marketing/Events	$3,050	$30,500
Business Operations	$3,110	$31,100
General/Administrative	$1,200	$18,657
Total Use of Proceeds	**$10,000**	**$107,000**

10. **How will the issuer complete the transaction and deliver securities to the investors?**

In entering into an agreement on the Netcapital Funding Portal to purchase securities, both investors and Dig Dates, Inc. must agree that a transfer agent, which keeps records of our outstanding Common Stock (the "Securities"), will issue digital Securities in the investor's name (a paper certificate will not be printed). Similar to other online investment accounts, the transfer agent will give investors access to a web site to see the number of Securities that they own in our company. These Securities will be issued to investors after the deadline date for investing has passed, as long as the targeted offering amount has been reached. The transfer agent will record the issuance when we have received the purchase proceeds from the escrow agent who is holding your investment commitment.

11. **How can an investor cancel an investment commitment?**

You may cancel an investment commitment for any reason until 48 hours prior to the deadline identified in the offering by logging in to your account with Netcapital, browsing to the Investments screen, and clicking to cancel your investment commitment. Netcapital will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment. If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

12. **Can the Company perform multiple closings or rolling closings for the offering?**

    If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Thereafter, we may conduct additional closings until the offering deadline. We will issue Securities in connection with each closing. Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

Ownership and Capital Structure

The Offering

13. **Describe the terms of the securities being offered.**

    We are issuing Securities at an offering price of $0.50 per share.

14. **Do the securities offered have voting rights?**

    The Securities are being issued with voting rights. However, so that the crowdfunding community has the opportunity to act together and cast a vote as a group when a voting matter arises, a custodian will cast your vote for you. Please refer to the custodian agreement that you sign before your purchase is complete.

15. **Are there any limitations on any voting or other rights identified above?**

    You are giving your voting rights to the custodian, who will vote the Securities on behalf of all investors who purchased Securities on the Netcapital crowdfunding portal.

16. **How may the terms of the securities being offered be modified?**

    We may choose to modify the terms of the securities before the offering is completed. However, if the terms are modified, and we deem it to be a material change, we need to contact you and you will be given the opportunity to reconfirm your investment. Your reconfirmation must be completed within five business days of receipt of the notice of a material change, and if you do not reconfirm, your investment will be canceled and your money will be returned to you.

Restrictions on Transfer of the Securities Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;

- to an accredited investor;
- as part of an offering registered with the U.S. Securities and Exchange Commission; or
- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

17. **What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.**

Securities

Class of Security	Amount Authorized	Amount Outstanding	Voting Rights	Other Rights
Common Stock	12,000,000	9,000,000	Yes	

Options, Warrants and Other Rights

Type	Description	Reserved Securities
Options	Options are reserved for future issuance. No terms have been established.	1,000,000

18. **How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of securities?**

The existing Simple Agreements for Future Equity (SAFE) instruments are subject to conversion into equity under certain circumstances, and if they convert, the Netcapital shareholders will be diluted by that conversion. We raised $172,000 in SAFE instruments, as of the date of this offering, and they convert into common stock at a price per share that is 25% less than a future sale of our common stock in a qualified offering. $40,000 of the SAFE instruments have a valuation cap of $3,000,000. We have also reserved 1,000,000 shares of common stock for stock option grants. No options have been granted as of the date of this offering, and we will determine the exercise price of the option at the time the option grant takes place.

19. **Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?**

No.

20. **How could the exercise of rights held by the principal owners identified in Question 5 above affect the purchasers of Securities being offered?**

The Company's bylaws can be amended by the shareholders of the Company, and Directors can be added or removed by Shareholder vote. As minority owners, the Netcapital investors are subject to the decisions made by the majority owners. The issued and outstanding common stock gives management voting control of the company. As a minority owner, you may be outvoted on issues that impact your investment, such as the issuance of additional shares, or the sale of debt, convertible debt or assets of the company.

21. **How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.**

   At issuers discretion.

22. **What are the risks to purchasers of the securities relating to minority ownership in the issuer?**

   As the holder of a majority of the voting rights in the company, our majority shareholders may make decisions with which you disagree, or that negatively affect the value of your investment in the company, and you will have no recourse to change those decisions. Your interests may conflict with the interests of other investors, and there is no guarantee that the company will develop in a way that is advantageous to you. For example, the majority shareholders may decide to issue additional shares to new investors, sell convertible debt instruments with beneficial conversion features, or make decisions that affect the tax treatment of the company in ways that may be unfavorable to you. Based on the risks described above, you may lose all or part of your investment in the securities that you purchase, and you may never see positive returns.

23. **What are the risks to purchasers associated with corporate actions including:**
   - **additional issuances of securities,**
   - **issuer repurchases of securities,**
   - **a sale of the issuer or of assets of the issuer or**
   - **transactions with related parties?**

   The issuance of additional shares of our common stock will dilute the ownership of the crowdfunding investors. As a result, if we achieve profitable operations in the future, our net income per share will be reduced because of dilution, and the market price of our common stock, if there is a market price, could decline as a result of the additional issuance of securities. If we repurchase securities, so that the above risk is mitigated, and there are fewer shares of common stock outstanding, we may not have enough cash available for marketing expenses, growth, or operating expenses to reach our goals. If we do not have enough cash to operate and grow, we anticipate the market price of our shares of common stock would decline. A sale of our company or of the assets of our company may result in an entire loss of your investment. We cannot predict the market value of our company or our assets, and the proceeds of a sale may not be cash, but instead, unmarketable securities, or an assumption of liabilities. We may need to negotiate with a related party for additional capital. No assurance can be given that such funds will be available or, if available, will be on commercially reasonable terms satisfactory to us. Even if such financing is available, it may be on terms that are materially adverse to your interests with respect to dilution of book value, dividend preferences, liquidation preferences, or other terms. We anticipate that any transactions with related parties will be vetted and approved by executives unaffiliated with the related parties.

24. **Describe the material terms of any indebtedness of the issuer:**

   Not applicable.

25. **What other exempt offerings has Dig Dates, Inc. conducted within the past three years?**

Date of Offering:	11/2017
Exemption:	Section 4(a)(2)
Securities Offered:	Other
Amount Sold:	$10,000
Use of Proceeds:	

We used the SAFE money for research and technology development and user acquisition campaigns. We drove value using the SAFE money by increasing awareness of Dig through advertising, events, and press campaigns and we strengthened our technology through development and engagement with Dig users.

Date of Offering:	11/2017
Exemption:	Section 4(a)(2)
Securities Offered:	Other
Amount Sold:	$10,000

Use of Proceeds:

We used the SAFE money for research and technology development and user acquisition campaigns. We drove value using the SAFE money by increasing awareness of Dig through advertising, events, and press campaigns and we strengthened our technology through development and engagement with Dig users.

Date of Offering:	11/2017
Exemption:	Section 4(a)(2)
Securities Offered:	Other
Amount Sold:	$5,000

Use of Proceeds:

We used the SAFE money for research and technology development and user acquisition campaigns. We drove value using the SAFE money by increasing awareness of Dig through advertising, events, and press campaigns and we strengthened our technology through development and engagement with Dig users.

Date of Offering:	12/2017
Exemption:	Section 4(a)(2)
Securities Offered:	Other
Amount Sold:	$20,000

Use of Proceeds:

We used the SAFE money for research and technology development and user acquisition campaigns. We drove value using the SAFE money by increasing awareness of Dig through advertising, events, and press campaigns and we strengthened our technology through development and engagement with Dig users.

Date of Offering:	12/2017
Exemption:	Section 4(a)(2)
Securities Offered:	Other
Amount Sold:	$10,000

Use of Proceeds:

We used the SAFE money for research and technology development and user acquisition campaigns. We drove value using the SAFE money by increasing awareness of Dig through advertising, events, and press campaigns and we strengthened our technology through development and engagement with Dig users.

Date of Offering:	12/2017
Exemption:	Section 4(a)(2)
Securities Offered:	Other
Amount Sold:	$12,000

Use of Proceeds:

We used the SAFE money for research and technology development and user acquisition campaigns. We drove value using the SAFE money by increasing awareness of Dig through advertising, events, and press campaigns and we strengthened our technology through development and engagement with Dig users.

Date of Offering:	02/2018
Exemption:	Section 4(a)(2)
Securities Offered:	Other
Amount Sold:	$5,000

Use of Proceeds:

We used the SAFE money for research and technology development and user acquisition campaigns. We drove value using the SAFE money by increasing awareness of Dig through advertising, events, and press campaigns and we strengthened our technology through development and engagement with Dig users.

Date of Offering:	03/2018
Exemption:	Section 4(a)(2)
Securities Offered:	Other
Amount Sold:	$10,000

Use of Proceeds:

We used the SAFE money for research and technology development and user acquisition campaigns. We drove value using the SAFE money by increasing awareness of Dig through advertising, events, and press campaigns and we strengthened our technology through development and engagement with Dig users.

Date of Offering:	03/2018
Exemption:	Section 4(a)(2)
Securities Offered:	Other
Amount Sold:	$10,000

Use of Proceeds:

We used the SAFE money for research and technology development and user acquisition campaigns. We drove value using the SAFE money by increasing awareness of Dig through advertising, events, and press campaigns and we strengthened our technology through development and engagement with Dig users.

Date of Offering:	04/2018
Exemption:	Section 4(a)(2)
Securities Offered:	Other
Amount Sold:	$10,000

Use of Proceeds:

We used the SAFE money for research and technology development and user acquisition campaigns. We drove value using the SAFE money by increasing awareness of Dig through advertising, events, and press campaigns and we strengthened our technology through development and engagement with Dig users.

Date of Offering:	04/2018
Exemption:	Section 4(a)(2)
Securities Offered:	Other
Amount Sold:	$15,000

Use of Proceeds:

We used the SAFE money for research and technology development and user acquisition campaigns. We drove value using the SAFE money by increasing awareness of Dig through advertising, events, and press campaigns and we strengthened our technology through development and engagement with Dig users.

Date of Offering:	05/2018
Exemption:	Section 4(a)(2)
Securities Offered:	Other
Amount Sold:	$5,000

Use of Proceeds:

We used the SAFE money for research and technology development and user acquisition campaigns. We drove value using the SAFE money by increasing awareness of Dig through advertising, events, and press campaigns and we strengthened our technology through development and engagement with Dig users.

Date of Offering:	07/2018
Exemption:	Section 4(a)(2)
Securities Offered:	Other
Amount Sold:	$10,000

Use of Proceeds:

We used the SAFE money for research and technology development and user acquisition campaigns. We drove value using the SAFE money by increasing awareness of Dig through advertising, events, and press campaigns and we strengthened our technology through development and engagement with Dig users.

Date of Offering: 08/2018

Exemption: Section 4(a)(2)

Securities Offered: Other

Amount Sold: $10,000

Use of Proceeds:

We used the SAFE money for research and technology development and user acquisition campaigns. We drove value using the SAFE money by increasing awareness of Dig through advertising, events, and press campaigns and we strengthened our technology through development and engagement with Dig users.

Date of Offering: 08/2018

Exemption: Section 4(a)(2)

Securities Offered: Other

Amount Sold: $10,000

Use of Proceeds:

We used the SAFE money for research and technology development and user acquisition campaigns. We drove value using the SAFE money by increasing awareness of Dig through advertising, events, and press campaigns and we strengthened our technology through development and engagement with Dig users.

Date of Offering: 08/2018

Exemption: Section 4(a)(2)

Securities Offered: Other

Amount Sold: $10,000

Use of Proceeds:

We used the SAFE money for research and technology development and user acquisition campaigns. We drove value using the SAFE money by increasing awareness of Dig through advertising, events, and press campaigns and we strengthened our technology through development and engagement with Dig users.

Date of Offering: 09/2018

Exemption: Section 4(a)(2)

Securities Offered: Other

Amount Sold: $10,000

Use of Proceeds:

We used the SAFE money for research and technology development and user acquisition campaigns. We drove value using the SAFE money by increasing awareness of Dig through advertising, events, and press campaigns and we strengthened our technology through development and engagement with Dig users.

26. **Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:**
    1. **any director or officer of the issuer;**
    2. **any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;**
    3. **if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or**
    4. **any immediate family member of any of the foregoing persons.**

    No.

Financial Condition of the Issuer

27. **Does the issuer have an operating history?**

    Yes.

28. **Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.**

    Dig just launched in the Spring of 2018, so Dig Dates, Inc. has a limited operational history. Because we are in a sector where value is driven by the number of users and unique data analytics we can obtain and not as much by revenues, we do have a large emphasis on capital-raising to move the company forward. However, we also have a multifaceted business model which will make us less dependent on outside capital and will allow us to grow the company more efficiently. Dig Dates, Inc. raised $172,000 to date in a pre-seed SAFE Instrument round. Dig Dates, Inc. is currently raising $750k-$1M seed round, of which this campaign is part of. Revenues to date since launching in February 2018 are less than $10,000. Our current burn rate is $6,000 per month. Additional development is paid on a consultant or project-based basis. Current user acquisition cost is $.70-$5. Since we are in the pet tech space, which is currently an extremely active investment sector with a lot of consolidation and M&A activity, along with significant venture investment transactions, our goal is to achieve the milestones necessary to be an attractive investment to strategic partners and/or smart money in the sector and eventually become an acquisition target to the major players in the pet industry. Our goal with our $750k-$1M seed round is to get to the ~100,000 user mark. At that milestone, we believe we will be a viable candidate for investment by strategic and institutional investors in our space. Since our business model of events, partnerships, and press brings our user acquisition cost to such a low figure, we plan on scaling to the ~100,000 user mark as efficiently as possible. However, speed is extremely important, so it is important to achieve this milestone as quickly as possible in order to succeed. Therefore, to be most effective, once our seed round has been raised, our estimated monthly burn rate is projected to increase to $60,000. During this ramp up our estimated revenues are projected to be $3,850. Although risky, if we can get to the milestones we have set out to achieve, similar companies in our space have had significant valuations. For instance, the pet technology company Whistle was purchased by Mars Petcare for $117 Million when they had 100,000 subscribers. However, liquidity will depend on whether or not we are able to get to the point where we are an attractive target to the suitors and institutional investors in our sector. Given this risk, prospective Investors should be prepared to hold, and bear the economic risk of an investment in our company for an indefinite period of time. In addition, an investor should be able to withstand a total loss of their investment. For additional capital, current investors may increase their investment as the company hits certain milestones. As revenues ramp up, the company can use this toward operating and growth expenses, and the company will look into and assess all sources of capital that it would qualify for such as lines of credit, debt, etc. Once we hit a critical mass of users, the app may offer paid subscription tiers to users to access additional features on the app as well.

Financial Information

29. **Include the financial information specified by regulation, covering the two most recently completed fiscal years or the period(s) since inception if shorter.**

Taxes

Total Income	Taxable Income	Taxes Paid
$0	($6,635)	$0

See attachments:

Income Statement:	income.pdf
Balance Sheet:	balancesheet.pdf
Cash Flow Statement:	cashflow.pdf
Change in Equity Statement:	changeinequity.pdf
Principal Executive Certification:	executivecertification.pdf

30. **With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:**
    1. **Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:**
        1. **in connection with the purchase or sale of any security?**
        2. **involving the making of any false filing with the Commission?**
        3. **arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?**

    2. **Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:**
        1. **in connection with the purchase or sale of any security?;**
        2. **involving the making of any false filing with the Commission?**
        3. **arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?**

    3. **Is any such person subject to a final order of a state securities commission (or an agency or**

officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:
1. at the time of the filing of this offering statement bars the person from:
    1. association with an entity regulated by such commission, authority, agency or officer?
    2. engaging in the business of securities, insurance or banking?
    3. engaging in savings association or credit union activities?
2. constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement?
4. Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:
    1. suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal?
    2. places limitations on the activities, functions or operations of such person?
    3. bars such person from being associated with any entity or from participating in the offering of any penny stock?

    If Yes to any of the above, explain:

5. Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:
    1. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder?
    2. Section 5 of the Securities Act?
6. Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?
7. Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?
8. Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

Dig Dates, Inc. answers 'NO' to all of the above questions.

Other Material Information

31. **In addition to the information expressly required to be included in this Form, include: any other material information presented to investors; and such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.**

The following documents are being submitted as part of this offering:

Governance:

    Certificate of Incorporation: certificateofincorporation.pdf

    Corporate Bylaws: corporatebylaws.pdf

Opportunity:

    Offering Page JPG: offeringpage.jpg

    Pitch Deck: pitchdeck.pdf

Financials:

    Additional Information: otherfinancial.pdf

Ongoing Reporting

32. **The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its web site, no later than 120 days after the end of each fiscal year covered by the report:**

Once posted, the annual report may be found on the issuer's web site at: DigDates.com

The issuer must continue to comply with the ongoing reporting requirements until:

- the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
- the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;
- the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;
- the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
- the issuer liquidates or dissolves its business in accordance with state law.